EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Intellipharmaceutics Reports Positive Results from a Series of Phase I Clinical Trials of Regabatin™ XR (Pregabalin Extended-Release)

Toronto, Ontario, October 22, 2014 – Intellipharmaceutics International Inc. (NASDAQ:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today provided an update on the progress of its Regabatin™ XR product development. Regabatin™ XR pregabalin extended release capsules are the Company’s non-generic pregabalin formulations. The Company intends to present the following information arising from its Regabatin™ XR product development program at the upcoming American Association of Pharmaceutical Scientists (AAPS) Annual Meeting and Exposition in San Diego from Nov 2-6, 2014.

The Company has recently conducted and analyzed the results of six Phase I clinical trials involving a twice-a-day formulation and a once-a-day formulation. For formulations directed to certain indications which include fibromyalgia, the results suggested that Regabatin™ XR 82.5 mg twice-a-day (“BID”) dosage was comparable in bioavailability to Lyrica® 50 mg (immediate-release pregabalin) three-times-a-day (“TID”) dosage. For formulations directed to certain other indications which include neuropathic pain associated with diabetic peripheral neuropathy, the results suggested that Regabatin™ XR 165 mg once-a-day dosage was comparable in bioavailability to Lyrica® 75 mg BID dosage. Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. A controlled-release version of pregabalin should reduce the number of doses patients take, which could improve patient compliance, and therefore possibly enhance clinical outcomes. Lyrica® pregabalin, BID and TID, are drug products marketed in the United States by Pfizer Inc.

Each study was structured as an open label, balanced, randomized and crossover oral bioavailability study. Taking the Regabatin™ XR 165 mg once-a-day product as an example, following single dose administration of Regabatin™ XR 165mg vs. Lyrica® 75mg BID under fed conditions, bioequivalence criteria were met for Cmax [Ratio (%); 103.41 (95.60-111.86 @ 90% Confidence)], AUCt [Ratio (%); 99.37 (94.82-104.13 @ 90% Confidence)] and AUCinf [Ratio (%); 97.01 (92.39-101.86 @ 90% Confidence)]. Under multiple dose administration of Regabatin™ XR 165mg vs. Lyrica® 75mg BID, Regabatin™ XR 165mg met bio-equivalence criteria for both Cmax [Ratio (%); 107.41 (99.45-116.00 @ 90% Confidence)] and AUC0-t [Ratio (%); 84.67 (81.03-88.47 @ 90% Confidence)].

Those results also suggested that Regabatin™ XR 165mg once-a-day has a higher exposure during the first 12 hours than Lyrica® 75mg BID. Together with the symptomatology and chronobiology of fibromyalgia, this could prove to be advantageous with evening meal dosing and suggests that once a day Regabatin™ XR 165mg once-a-day may confer a compliance advantage over Lyrica® 75mg BID which is currently administered for treatment of fibromyalgia.

Plans are underway to initiate an investigational new drug application (“IND”) under the new drug application ("NDA") 505(b)(2) regulatory pathway with the United States Food and Drug Administration (“FDA”), with a view to possible commercialization in the United States following the Dec. 30, 2018 expiry of the patent covering the pregabalin molecule. According to Source Healthcare Analytics, U.S. sales for the 12 months ended August 2014 for Lyrica® (pregabalin capsules) in all strengths were approximately $3.0 billion, expressed in TRx MBS Dollars as defined in our latest Form 20-F. There can be no assurance that additional clinical trials will meet our expectations, that we will have sufficient capital to conduct such trials, that we will be successful in submitting an NDA with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

"We are excited with the positive results of the Phase I studies utilizing formulations and dosages of our Regabatin™ XR product candidate," stated Dr. Isa Odidi, CEO and co-founder of Intellipharmaceutics. "To the best of our knowledge, at present there is no once-daily pregabalin product, nor is there one designed to provide higher early exposure following its oral administration, a factor which may prove beneficial to fibromyalgia patients. We plan to move forward, subject to FDA guidance, into Phase III and also to explore our potential strategic business development activities for this product."

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths) and product candidates in various stages of development, including Abbreviated New Drug Applications (“ANDAs”) filed with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Intellipharmaceutics also has NDA 505(b)(2) product candidates in its development pipeline. These include Rexista™ oxycodone, an abuse-deterrent oxycodone, based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System and PODRAS™ Paradoxical Overdose Resistance Activating System, and Regabatin™ XR pregabalin extended-release capsules.

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Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact:

Intellipharmaceutics International Inc.

Dr. Isa Odidi
CEO and co-Chief Scientific Officer

416-798-3001

investors@intellipharmaceutics.com

Investor Contact:

ProActive Capital

Kirin Smith

646-863-6519

ksmith@proactivecapital.com